# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Children's Place, Inc., CIK 0001041859
CUSIP: 168905107
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001104659-24-030241
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Turki Saleh A. AlRajhi, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh, Saudi Arabia (T0), 13521, 966 11 222 2210; Muhammad Asif Seemab, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh, Saudi Arabia (T0), 13521, 966 11 222 2210

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,057,076; sole dispositive power 0; shared dispositive power 12,057,076; aggregate amount beneficially owned 12,057,076 (54.8% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The amounts reported herein as beneficially owned by the Reporting Persons other than Snowball include the 5,055,289 shares of Common Stock expected to be acquired by the Reporting Persons pursuant to Mithaq SPC's and Snowball's exercise of their basic subscription right in the rights offering completed by the Issuer on January 31, 2025; however, as the Reporting Persons understand that the rights offering was oversubscribed and that the Issuer has not as of the filing of this Amendment completed the pro-rationing process for shares of Common Stock sought in the rights offering pursuant to the oversubscription privilege, the Reporting Persons cannot state definitively how many shares of Common Stock they will acquire pursuant to the exercise by Mithaq Capital SPC of its oversubscription privilege, and therefore any such oversubscription shares would be in addition to the number stated above. The Common Shares stated above as beneficially owned by Reporting Persons other than Snowball represent approximately 54.8% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  
  2. All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.
- Mithaq Global (CIK 0002012114): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,057,076; sole dispositive power 0; shared dispositive power 12,057,076; aggregate amount beneficially owned 12,057,076 (54.8% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The amounts reported herein as beneficially owned by the Reporting Persons other than Snowball include the 5,055,289 shares of Common Stock expected to be acquired by the Reporting Persons pursuant to Mithaq SPC's and Snowball's exercise of their basic subscription right in the rights offering completed by the Issuer on January 31, 2025; however, as the Reporting Persons understand that the rights offering was oversubscribed and that the Issuer has not as of the filing of this Amendment completed the prorationing process for shares of Common Stock sought in the rights offering pursuant to the oversubscription privilege, the Reporting Persons cannot state definitively how many shares of Common Stock they will acquire pursuant to the exercise by Mithaq Capital SPC of its oversubscription privilege, and therefore any such oversubscription shares would be in addition to the number stated above. The Common Shares stated above as beneficially owned by Reporting Persons other than Snowball represent approximately 54.8% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  
  2. All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.
- Mithaq Capital (CIK 0001813994): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,057,076; sole dispositive power 0; shared dispositive power 12,057,076; aggregate amount beneficially owned 12,057,076 (54.8% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The amounts reported herein as beneficially owned by the Reporting Persons other than Snowball include the 5,055,289 shares of Common Stock expected to be acquired by the Reporting Persons pursuant to Mithaq SPC's and Snowball's exercise of their basic subscription right in the rights offering completed by the Issuer on January 31, 2025; however, as the Reporting Persons understand that the rights offering was oversubscribed and that the Issuer has not as of the filing of this Amendment completed the prorationing process for shares of Common Stock sought in the rights offering pursuant to the oversubscription privilege, the Reporting Persons cannot state definitively how many shares of Common Stock they will acquire pursuant to the exercise by Mithaq Capital SPC of its oversubscription privilege, and therefore any such oversubscription shares would be in addition to the number stated above. The Common Shares stated above as beneficially owned by Reporting Persons other than Snowball represent approximately 54.8% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  
  2. All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.
- Turki Saleh A. AlRajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,057,076; sole dispositive power 0; shared dispositive power 12,057,076; aggregate amount beneficially owned 12,057,076 (54.8% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The amounts reported herein as beneficially owned by the Reporting Persons other than Snowball include the 5,055,289 shares of Common Stock expected to be acquired by the Reporting Persons pursuant to Mithaq SPC's and Snowball's exercise of their basic subscription right in the rights offering completed by the Issuer on January 31, 2025; however, as the Reporting Persons understand that the rights offering was oversubscribed and that the Issuer has not as of the filing of this Amendment completed the prorationing process for shares of Common Stock sought in the rights offering pursuant to the oversubscription privilege, the Reporting Persons cannot state definitively how many shares of Common Stock they will acquire pursuant to the exercise by Mithaq Capital SPC of its oversubscription privilege, and therefore any such oversubscription shares would be in addition to the number stated above. The Common Shares stated above as beneficially owned by Reporting Persons other than Snowball represent approximately 54.8% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  
  2. All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,057,076; sole dispositive power 0; shared dispositive power 12,057,076; aggregate amount beneficially owned 12,057,076 (54.8% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The amounts reported herein as beneficially owned by the Reporting Persons other than Snowball include the 5,055,289 shares of Common Stock expected to be acquired by the Reporting Persons pursuant to Mithaq SPC's and Snowball's exercise of their basic subscription right in the rights offering completed by the Issuer on January 31, 2025; however, as the Reporting Persons understand that the rights offering was oversubscribed and that the Issuer has not as of the filing of this Amendment completed the prorationing process for shares of Common Stock sought in the rights offering pursuant to the oversubscription privilege, the Reporting Persons cannot state definitively how many shares of Common Stock they will acquire pursuant to the exercise by Mithaq Capital SPC of its oversubscription privilege, and therefore any such oversubscription shares would be in addition to the number stated above. The Common Shares stated above as beneficially owned by Reporting Persons other than Snowball represent approximately 54.8% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  
  2. All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.
- Snowball Compounding Ltd. (CIK 0002012119): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,722; sole dispositive power 0; shared dispositive power 1,722; aggregate amount beneficially owned 1,722 (0% of the class)
  Comment: All percentage calculations set forth herein are based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the rights offering filed on December 31, 2024 as expected to be outstanding immediately following the rights offering.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: Children's Place, Inc.
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2024, by that certain Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2024, by that certain Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2024, by that certain Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on September 16, 2024, and by that certain Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on October 16, 2024 (the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 6, the "Schedule 13D") relating to the common shares, par value $0.10 per share (the "Common Shares") of The Children's Place, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 6 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.

Item 4 of the Initial 13D is hereby amended and supplemented to add the following to the end thereof:

"On December 31, 2024, the Issuer commenced a rights offering (the "Rights Offering") for the sale of up to 9,230,769 shares of Common Stock in the aggregate. Pursuant to the Rights Offering, the Company distributed to each holder of record of Common Stock as of the close of business on December 13, 2024 one non-transferable subscription right (each, a "Subscription Right") for every share of Common Stock owned by such holder as of the close of business on December 13, 2024, the record date for the Rights Offering. Each Subscription Right carried with it a basic subscription right, which entitled Subscription Rights holders to purchase 0.7220 shares of Common Stock per Subscription Right at a subscription price of $9.75 per whole share (the "Subscription Price"), and an over-subscription privilege (the "over-subscription privilege"), which entitled each Subscription Rights holder that had exercised its basic subscription right in full to subscribe for additional shares of Common Stock at the same Subscription Price of $9.75 per whole share, to the extent that shares of Common Stock offered in the Rights Offering had not been purchased by other holders of basic subscription rights and further subject to the completion by the Issuer of certain pro rata allocations and adjustments. The Rights Offering expired on January 31, 2025 at 5:00 p.m., New York City time.

Mithaq SPC fully-exercised all of the 7,000,787 basic subscription rights it received pursuant to the Rights Offering, which represent 5,054,567 shares of Common Stock in the aggregate, and Snowball fully-exercised all of the 1,000 basic subscription rights it received pursuant to the Rights Offering, which represent 722 shares of Common Stock in the aggregate. Mithaq SPC additionally exercised its over-subscription privilege in respect of a further up to 4,175,480 shares of Common Stock; however, the number of shares of Common Stock to be acquired by Mithaq SPC pursuant to the oversubscription privilege is not known as of the date of this Amendment since the Reporting Persons understand that as of the filing of this Amendment the Issuer has not yet completed the pro rata allocations and adjustments related to the over-subscription privilege. The shares of Common Stock issuable to the Reporting Persons pursuant to the Rights Offering have not been delivered to the Reporting Persons as of the date of this Amendment.

Snowball has elected to pay the subscription price for the 722 shares of Common Stock it subscribed for in the Rights Offering using its working capital. Mithaq SPC has elected to pay the subscription price for (i) 521,284 of the shares of Common Stock it subscribed for in the Rights Offering pursuant to its basic subscription right using its working capital (amounting to $5,082,519 in the aggregate) and (ii) the remaining 3,654,196 of the shares of Common Stock it subscribed for in the Rights Offering pursuant to its basic subscription right by delivering to the Issuer indebtedness for borrowed money owed by the Issuer to Mithaq SPC pursuant to the Unsecured Promissory Note, dated February 29, 2024, among the Issuer, certain subsidiaries of the Issuer, and Mithaq SPC (the "First Note") in an amount equal to $44,199,509.25 (which, without taking into account any delivery of indebtedness as payment for any shares of Common Stock acquired by Mithaq pursuant to the oversubscription privilege, would leave a remaining principal balance pursuant to the First Note of $34,400,490.75).

Mithaq SPC has further elected to pay the subscription price for any shares of Common Stock that it acquires in the Rights Offering pursuant to the over-subscription privilege using, first, the remaining balance outstanding pursuant to the First Note, and thereafter, by delivering to the Issuer indebtedness for borrowed money owed by the Issuer to Mithaq SPC pursuant to the Unsecured Promissory Note, dated April 16, 2024, among the Issuer, certain subsidiaries of the Issuer, and Mithaq SPC (the "Second Note"). The amount of any reductions in the First Note and the Second Note in connection with the exercise by Mithaq SPC of its over-subscription privilege is not known as of the date of this Amendment since the Reporting Persons understand that as of the filing of this Amendment the Issuer has not yet completed the pro rata allocations and adjustments related to the over-subscription privilege. In the event that all of the 4,175,480 of shares of Common Stock sought by Mithaq SPC pursuant to its over-subscription privilege are acquired by Mithaq SPC, the payment of the subscription price for such shares by delivering to the Issuer indebtedness for borrowed money owed by the Issuer to Mithaq SPC pursuant to the First Note and the Second Note would result in a reduction in the amount outstanding pursuant to the First Note to zero and a reduction in the principal and interest outstanding pursuant to the Second Note by $11,392,958.25.

Item 5 of this Amendment No. 6 is incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Initial 13D are hereby amended and restated as follows:

"(a), (b) Each Reporting Person (other than Snowball) is reporting beneficial ownership of an aggregate of 12,057,076 Common Shares, including 1,722 Common Shares held directly by Snowball. These Common Shares represent approximately 54.8% of the outstanding Common Shares (calculated based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the Rights Offering filed on December 31, 2024 as expected to be outstanding immediately following the Rights Offering). Following the completion of the Issuer's pro-rationing process with respect to any shares of Common Stock to be issued pursuant to the over-subscription privilege in the Rights Offering, each Reporting Person (other than Snowball) may acquire beneficial ownership over up to a further 4,175,480 shares of Common Stock, which would bring the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons (other than Snowball) to 16,232,556 shares of Common Stock, which would represent approximately 73.7% of the outstanding Common Shares (calculated based upon the 22,015,741 Common Shares stated by the Issuer in the prospectus for the Rights Offering filed on December 31, 2024 as expected to be outstanding immediately following the Rights Offering). Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

Mithaq SPC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment.

Mithaq Global has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment.

Mithaq Capital has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment.

Turki Saleh A. AlRajhi has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment.

Muhammad Asif Seemab has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of all of the Common Shares reported herein that are issued and outstanding as of the date of this Amendment.

Snowball has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,722 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,722 Common Shares.

Item 4 of this Amendment No. 6 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial 13D is hereby amended and supplemented to add the following information: "Item 4 of this Amendment No. 6 is incorporated herein by reference."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference."

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (02/04/2025)
- Mithaq Global: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (02/04/2025)
- Mithaq Capital: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (02/04/2025)
- Turki Saleh A. AlRajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (02/04/2025)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (02/04/2025)
- Snowball Compounding Ltd.: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director of Mithaq Capital SPC, the sole stockholder of SNOWBALL COMPOUNDING LTD. (02/04/2025)